Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Completes $7 Million Private Placement

Vancouver, British Columbia, April 12, 2017 (TSX Venture: EMX; NYSE MKT: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the completion of its previously announced non-brokered private placement financing (the “Private Placement”), raising $7,000,000 by the issuance of 5,000,000 units (the “Units”) at a price of $1.40 per Unit (all dollar amounts in CAD). Each Unit was comprised of one common share (a “Share”) and one-half of one non-transferable common share purchase warrant. Each whole warrant (a "Warrant") entitles the holder to purchase an additional common share (a “Warrant Share”) for $2.00 until April 12, 2019.

Finders' fees were paid on a portion of the Private Placement. The finders' fees consisted of 246,604 Units (6% of the Units sold to investors introduced by finders) issued to Sprott Global Resource Investments, Ltd. (219,424 Units), Sprott Private Wealth LP (15,000 Units), Haywood Securities Inc. (10,380 Units) and Mackie Research Capital Corporation (1,800 Units). Insiders of the Company purchased 89,230 Units and Pro Group members a further 19,000 Units.

The Shares and Warrant Shares are subject to a resale period under Canadian securities law (and, for Insiders, under TSX Venture Exchange policy) until August 13, 2017. Shares and Warrant Shares purchased by U.S. persons or in the United States may be resold outside of the United States in compliance with Rule 904 of Regulation S and applicable state securities laws, or in the United States in compliance with available exemptions from the registration requirements of the U.S. Securities Act of 1933 and applicable state securities laws. The proceeds of the Private Placement will be used by EMX to support its royalty and prospect generation business initiatives, as well as for general working capital and other corporate purposes.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of EMX. The securities offered and sold in the private placement have not been, and will not be, registered under the

United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) absent registration under the U.S. Securities Act and applicable state securities laws, or an available exemption from such registration requirements.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance its mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition. Please see www.eurasianminerals.com for more information.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the year ended December 31, 2016 (the “MD&A”) and the most recently filed Form 20-F for the year ended December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com